Exhibit 12

                           TAMPA ELECTRIC COMPANY

                     RATIO OF EARNINGS TO FIXED CHARGES



     The  following  table  sets  forth  the company's ratio of earnings to fixed charges for the periods indicated.


  Six Months    Twelve Months
     Ended          Ended                 Year Ended December 31,
June 30, 1999   June 30, 1999      1998    1997   1996(2)  1995(2)  1994(2)

    4.50x           4.65x(1)     4.51x(3) 4.38x   4.40x   4.28x   3.88x(4)


     For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.


(1) Includes the effect of a fourth quarter 1998 $7.3-million pretax charge at the Electric division associated with a regulatory ruling denying recovery of coal expenses over an established benchmark for coal purchases from an affiliate since 1992. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.76x for the 12-month period ended June 30, 1999.

(2) Amounts have been restated to reflect the merger of Peoples Gas System, Inc., with and into Tampa Electric Company.

(3)  Includes  the  effect  of  one-time,  pretax  charges  totaling  $16.9 million. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.66x for the year ended Dec. 31, 1998.

(4) Includes the effect of a $21.3-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.23x for the year ended Dec. 31, 1994.








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